UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)*

                          ATLAS PIPELINE PARTNERS, L.P.
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                                (Name of Issuer)

                                  Common Units
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                         (Title of Class of Securities)

                                   049392103
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                                 (CUSIP Number)

                                December 31, 2009
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             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [_]  Rule 13d-1(d)

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*    The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 049392103
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1.   Names of Reporting  Persons/  I.R.S.  Identification  Nos. of Above Persons
     (entities only):
                                 LEON G. COOPERMAN

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2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)   [_]
         (b)   [X]
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3.  SEC  Use  Only

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4.  Citizenship or Place of Organization:

                         UNITED STATES
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Number of             5.  Sole Voting Power:            2,734,718
Shares Bene-
ficially              6.  Shared Voting Power           2,022,700
Owned by
Each Report-          7.  Sole Dispositive Power:       2,734,718
ing Person
With                  8.  Shared Dispositive Power      2,022,700
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9.  Aggregate Amount Beneficially Owned by Each Reporting Person:

                                         4,757,418
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10.  Check Box if the Aggregate Amount in Row (9) Excludes
     Certain Shares [_]
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11.  Percent of Class Represented by Amount in Row (9):

                                         9.4 %
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12.  Type of Reporting Person

                                        IN
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


CUSIP No. 049392103
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This statement is filed with respect to the Shares of ATLAS  PIPELINE  PARTNERS,
L.P. (the "Issuer") beneficially owned by LEON G. COOPERMAN as of December 31, 2009 and amends and supplements the Schedule 13G previously filed (the "Schedule 13G"). Except as set forth herein the Schedule 13G is unmodified.


Item 2(a) Name of Person Filing:

Mr. Cooperman is also one of the Trustees of the Leon and Toby Cooperman Foundation (the "Foundation"),a charitable trust dated December 16, 1981. The other trustees are his wife, Toby Cooperman, his sons, Wayne Cooperman and Michael Cooperman, and his brother, Howard J. Cooperman.


Item 4. Ownership:

Item 4(a) (b) Amount Beneficially Owned and Percent of Class:

     Mr. Cooperman may be deemed the beneficial owner of 4,757,418 Shares which constitutes approximately 9.4 % of the total number of Shares outstanding. This is based on a total of 50,,504,978 Shares outstanding as reported on the Company's Form 10-Q filed with the SEC for the quarter ended September 30,2009.

     This consists of 1,444,318 Shares owned by Capital LP; 358,700 Shares owned by Investors LP; 521,700 Shares owned by Equity LP; 100,000 Shares owned by the Toby Cooperman; 200,000 Shares owned by Watchung; 110,000 Shares owned by the Foundation; and 2,022,700 Shares owned by the Managed Accounts.


Item 4(c). Number of Shares as to which such person has:

   (i)   Sole power to vote or to direct the vote:                 2,734,718

   (ii)  Shared power to vote or to direct the vote:               2,022,700

   (iii) Sole power to dispose or to direct the disposition of:    2,734,718

   (iv)  Shared power to dispose or to direct the disposition of:  2,022,700






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


CUSIP No. 049392103
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Item 10. Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED: February 2, 2010 as of December 31, 2009


LEON G. COOPERMAN, individually,
and as Managing Member of Omega
Associates, L.L.C. on behalf of
Omega Capital Partners, L.P.,
Omega Capital Investors, L.P.,
Omega Equity Investors, L.P.,and
as General Partner of Watchung Road
Associates, L.P.and as President of
Omega Advisors, Inc.


By /s/ ALAN M. STARK
  ------------------
  Alan M. Stark
  Attorney-in-Fact
Power of Attorney on file



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).




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